UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 5

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040, 333-210810 and 333-211512) and Form F-3 (Registration Numbers 333-209336 and 333-211511) of Ascendis Pharma A/S (the “Company”) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Effective August 8, 2016, the Company appointed Scott T. Smith as Senior Vice President and Chief Financial Officer of the Company. Mr. Smith served as Director of the Healthcare Investment Banking Group at Wedbush Securities Inc., a financial services company, from July 2012 to July 2016. From 2009 to July 2012, Mr. Smith served as a Managing Director at Wedbush. From 2004 to 2009, Mr. Smith served as a Director in the Global Healthcare Investment Banking Group at Merrill Lynch Pierce Fenner & Smith, Inc. Prior to Merrill Lynch, Mr. Smith worked in sales, marketing and strategy roles for various companies, including start-ups and a Fortune Global 500 company. Mr. Smith received a B.A. in Economics/Accounting - Physics from Claremont McKenna College and an M.B.A. from the Stanford University Graduate School of Business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: August 8, 2016	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Senior Vice President, General Counsel